SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )

SPORTSMAN'S WAREHOUSE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

84920Y106

(CUSIP Number)

J. Carlo Cannell

Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

(307) 733-2284

(Name, Address and Telephone Number of Person

to Receive Notices and Communications)

September 18, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.             Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 84920Y106	Page 2 of 8 Pages
1	NAME OF REPORTING PERSON Cannell Capital LLC I.R.S. Identification Nos. of above persons (entities only) 94-3366999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 3,743,541
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 3,743,541
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.01%*
14	TYPE OF REPORTING PERSON IA

* Based on information set forth on the 10-Q of Sportsman's Warehouse Holdings, Inc., (the “Company”, “Registrant”, or “SPWH”) as filed with the Securities and Exchange Commission on September 7, 2023, there were 37,385,485 shares of Common Stock par value $0.01 per share (the “Shares”), of the Company issued and outstanding as of August 30, 2023.

   As of September 18, 2023 (the “Reporting Date”), Tristan Partners, L.P. (“Tristan”), the Tristan Offshore Fund Ltd. (“Tristan Offshore”), Tonga Partners, L.P. (“Tonga”) and sundry separately-managed accounts (“Cannell SMAs”) (collectively, the “Investment Vehicles”), over which J. Carlo Cannell has investment discretion held in the aggregate 3,743,541 Shares.

   Cannell Capital LLC acts as the general partner and investment adviser to Tristan and Tonga and the adviser to Tristan Offshore and the Cannell SMAs. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

CUSIP No. 84920Y106	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) J. Carlo Cannell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 3,743,541
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 3,743,541
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.01%*
14	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-Q of Company as filed with the Securities and Exchange Commission on September 7, 2023, there were 37,385,485 shares of Common Stock par value $0.01 per Share of Company issued and outstanding as of August 30, 2023.

   As of Reporting Date the Investment Vehicles held in the aggregate 3,743,541 Shares.

CUSIP No. 84920Y106	Page 4 of 8 Pages

   Cannell Capital LLC acts as the investment adviser to Tonga, Tristan, and Tristan Offshore and the investment advisor to the Cannell SMAs. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

Item 1. Security and Issuer
The title of the class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.01 per share of Sportsman's Warehouse Holdings, Inc., a Delaware corporation.
The address of the principal executive offices of the Company is 1475 West 9000 South, Suite A, West Jordan, UT 84088.
Item 2. Identity and Background
a)

The name of the Reporting Person is J. Carlo Cannell (the “Reporting Person”).

The Reporting Person is the sole managing member of Cannell Capital LLC and investment adviser to the following entities:

Tristan Partners, L.P.

Tristan Offshore Fund, Ltd.

Tonga Partners, L.P.

Separately-Managed Accounts

Set forth in the attached Annex "A" and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b)	The principal business address of the Reporting Person is: 245 Meriwether Circle Alta, WY 83414
c)	The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.
d)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f)

The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Mr. J. Carlo Cannell is the Managing Member of Cannell Capital LLC, a Wyoming limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

Tristan Partners, L.P.: $18,392,234

Tristan Offshore Fund, Ltd.: $7,825,424

Tonga Partners, L.P.: $6,967,351

Separately-Managed Accounts: $5,277,024

The Investment Vehicles have invested an aggregate amount of approximately $38,462,033 in the Shares.

CUSIP No. 84920Y106	Page 5 of 8 Pages

Item 4. Purpose of Transaction

Cannell Capital LLC (“CC”), on behalf of the Investment Vehicles, identified the Company as an entity satisfying each of the Investment Vehicle's investment criteria. The Investment Vehicles acquired these shares in the ordinary course of business and not with the intent to change or influence control of the Company. The Investment Vehicles continue to hold the Shares as a long-term investment.

Cannell Capital LLC amends its Schedule 13D to disclose Cannell Capital LLC's September 18, 2023 letter to the Company attached as Exhibit 99.1. Additionally and consistent with the investment purpose, the Reporting Person may engage in communications with one or more: shareholders, interested parties, officers, representatives, or members of the Board of Directors of the Company regarding the Company, including but not limited to the Company's business operations, strategic plans, corporate governance, ways in which the Company can improve performance, advising on the composition of the Board of Directors (including the merits of potential Board candidates). The subject of these discussions may include actions specified in Items 4(a) through 4(j) of the Schedule 13D general instructions with regards to the Company.

The Reporting Person may discuss ideas that, if effected may result in any of the following: the acquisition or disposition of additional Common Stock of the Company, an extraordinary corporate transaction involving the Company, and/or changes in the Board of Directors or management of the Company.

Except as set forth above, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

Based on information set forth in the Company's Form 10-Q as filed with the Securities and Exchange Commission on September 7, 2023, there were 37,385,485 Common Shares issued and outstanding as of August 30, 2023.

(a)  As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Cannell Capital LLC may be deemed to beneficially own 3,743,541 Shares, or approximately 10.01% of the Shares deemed issued and outstanding as of the Reporting Date.

(b)  Cannell Capital LLC possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

(c)  The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Cannell Capital LLC or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the Investment Vehicles) and which were not previously disclosed in a prior Amendment.

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Tristan	08/10/2023	16,482	6.13	Buy
Cannell SMAs	08/23/2023	17,895	5.44	Buy
Tonga	08/23/2023	4,161	5.44	Buy
Cannell SMAs	08/24/2023	11,602	5.22	Buy
Tonga	08/24/2023	2,698	5.22	Buy
Cannell SMAs	08/25/2023	6,292	4.96	Buy
Tonga	08/25/2023	1,464	4.96	Buy
Cannell SMAs	09/11/2023	6,425	3.31	Sell

CUSIP No. 84920Y106	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 18, 2023

Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member

CUSIP No. 84920Y106	Page 7 of 8 Pages

Annex "A"

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Person and the Investment Vehicles (the “Covered Persons”) indicated below:

J. Carlo Cannell
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Cannell Capital LLC
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Tristan Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Tristan Offshore Fund, Ltd.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser Investment Management Cayman Islands (2)
Tonga Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)

CUSIP No. 84920Y106	Page 8 of 8 Pages

Annex "B"

Agreement Regarding the Joint Filing of Schedule 13D

1)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf each of them;
2)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  September 18, 2023

By: /s/ J. Carlo Cannell Name: J. Carlo Cannell
Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member